Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
July 9, 2007, Issue 6
Integration Process: Product Mapping Under Way
The current phase of the integration process we’re in is called product mapping. The objective of product mapping is to find a match at National City for each of the MidAmerica products.
To accomplish product mapping, we first look at the specifics of every product or service offered at MidAmerica—such as savings accounts or business loans. We look at each characteristic of the product—the rate, the terms, the fees, etc. In the next step, taking all of the specifics into consideration, we determine which product at National City best matches the MidAmerica product.
The mapping sessions will continue through August, and follow-up activities, analysis of the results and final recommendations will occur by the end of that month.
We have also begun some data mapping, where we start to figure out how we will transfer customer and product data into National City systems. We have completed that task for DDA, Savings and CIF. Data mapping will also continue over the next several weeks.
This has been a time-intensive process, and we send a special thanks to everyone who participated in the sessions.
ATM Fee Waiver Program Begins
Good news! Customers can now visit any National City ATM and use their MidAmerica Visa® CheckCard or ATM card for cash withdrawals—just as they would at any MidAmerica Bank ATM. Customers can:
•	Use National City’s more than 100 ATMs in Illinois and 2,100 ATMs nationwide
MidAmerica Bank Transition News
July 9, 2007

•	Pay NO FEES when using an ATM from National City or MidAmerica Bank

•	Use their current MidAmerica Visa® Check Card or ATM Card

•	Continue to have FREE ACCESS to all MidAmerica Bank ATMs in Illinois and Wisconsin
We’ll communicate to customers about the ATM fee waiver through:
•	Statement insert

•	MidAmerica Bank Web site

•	In-branch materials
To find the nearest National City ATM location, visit www.nationalcity.com and click on “Locations” at the top of the homepage.
In addition, National City customers will have the ability to use MidAmerica ATMs and pay no fees.
Military Leave of Absence Policy Update
National City is proud to support its employees who serve in the National Guard or Military Reserve. When called to active duty, employees receive continued pay and benefits (other than Short- and Long-Term Disability coverage) during that time of active duty, up to 180 days. Pay, at the rate of 50%, and benefits will continue during any further active duty up to an additional 180 days.
Employees who are required to take an annual military training leave for the National Guard or Military Reserves will receive regular base pay for that two week obligation. There are currently 30 employees at National City out on active military leave. The National City Military Leave policy will be effective for all MidAmerica Bank employees at legal close.
MidAmerica Bank shares National City’s pride in employees serving our country and has two employees currently out on active military leave. To support these employees, and any others who may go out on active duty leave prior to legal close, MidAmerica Bank has decided to change its Military Leave policy to provide employees with continued pay and benefits (other than Short- and Long-Term Disability coverage) effective July 1, 2007. The MidAmerica Bank policy will mirror the National City policy until legal close, at which time the National City policy will be effective for all MidAmerica Bank employees.
Media Inquiries
Media stories have a significant effect on how MidAmerica Bank is perceived by the company’s key constituencies, including stockholders, potential investors, customers, employees and the general public. Therefore, it is critical that MidAmerica respond to all media inquiries quickly, consistently and accurately because it only takes minutes for a local story to go global in today’s information age.
Corporate Media Relations coordinates the company’s responses to media inquiries. With National City’s pending acquisition and conversion of MidAmerica Bank, it is particularly important that all media inquiries are referred to Jim Eckel at 262/641-5801.
Getting to Know National City: Commitment to the Community
National City’s dedication to the communities it serves is evidenced by the wide array of sponsorships, events and organizations it supports with both financial and employee involvement across its eight state footprint. National City is proud to be a member of the Chicagoland community and is involved in many regional events and organizations, including Y-ME, Chicago Botanic Garden, and Voices for Illinois Children.
One of the most visible marketing sponsorships since 2003 has been the partnership with Ryne Sandberg, former Chicago Cubs baseball player, baseball Hall of Famer and current Peoria Chiefs coach. In Chicagoland, National City has featured Ryne in print advertising, branch merchandising, sweepstakes, billboards, radio spots and events integrated with a Chicago Cubs sponsorship.
MidAmerica Bank Transition News
July 9, 2007

In addition, since 2004 National City has held a Community Appreciation Week, where employees volunteer for an afternoon of service work to support local community organizations. Most branch lobbies and offices close in the afternoon, although drive-ups remain open, so employees can volunteer. In 2006 the initiative was statewide and more than 700 employees volunteered with organizations such as Habitat for Humanity, local food banks and more.
Below are some of the upcoming events in the Chicagoland area that National City sponsors, as well as other important community and marketing commitments.

July

2007 “Park on Park” Cruise Nights (corporate sponsor)	Wednesday, July 11

Bastille Day 5K (National City Chicago Runs for Charity Event)	Thursday, July 12

The Women’s Board of Lincoln Park Zoo - “Glittering Ball”	Friday, July 13

National City Children’s Champion Award (Partnership with Voices for IL Children)	Monday, July 16 - Friday, August 17

August

National City Hat Day @ Wrigley Field	Saturday, August 4

Ravinia’s Women Board, Placido Ravinia Festival Gala	Saturday, August 4

2007 “Park on Park” Cruise Nights (corporate sponsor)	Wednesday, August 8

Chicago Distance Classic (National City Chicago Runs for Charity Event)	Sunday, August 12

IHCC Make the Connection Business Expo (corporate sponsor-2nd tier)	Thursday, August 16

5th Annual Chicago’s First Lady Architectural Cruise	Wednesday, August 22

MDA Jerseys Off Their Backs - Schaumburg Flyers	Friday, August 24

September

BMW Championship	Mon-Sun, September 3 - 9

Wheaton Pads Run/ Walk (National City Chicago Runs for Charity Event)	Sunday, September 9

2007 “Park on Park” Cruise Nights (corporate sponsor)	Wednesday, September 12

IHCC Mexican Independence Breakfast (major sponsor)	Thursday, September 13

Walter Payton Run (National City Chicago Runs for Charity Event)	Saturday, September 15

Libertyville Condell Classic (National City Chicago Runs for Charity Event)	Sunday, September 16

Breast Cancer Survivor Recognition - Wrigley Field	Saturday, September 22

Rynoball Kids Clinic	Saturday, September 29

Chicago Half Marathon (National City Chicago Runs for Charity Event)	Sunday, September 30

What’s on Your Mind?
HR Questions
If I were to be offered a position at National City, and stay, will I get the same benefits and things like vacation when I transition into the National City position? Assuming legal close has occurred, on January 1, 2008, National City HR policies and benefits will be in effect for all employees, regardless of whether they have an ongoing position with National City or are just
MidAmerica Bank Transition News
July 9, 2007

continuing with National City for a transitional period of time. MidAmerica policies and benefit programs will continue to be in effect through the end of 2007.
Does National City offer a Roth 401(k)?
No, National City does not currently offer a Roth 401(k).
Severance / Displacements
 Upon reading the latest issue of Transition News, I read that all vacation not used will be paid in a lump sum if I am let go. I have a “special vacation bank” as well. Will that be treated the same (paid in a lump sum) if I am let go?
 If an employee leaves on or before December 31, 2007, for whatever reason, they will be paid out for any vacation earned but not yet taken, including vacation time in the special vacation bank. If an employee’s last day worked is after December 31, 2007, all regular 2007 vacation must be used by year end or it will be lost. Every effort must be made to use the special vacation bank by year end also. In rare circumstances, an employee may apply for a waiver of this policy due to conversion-related or departmental day-to-day needs or both. All applications for waivers will be reviewed and administered by MidAmerica executive management. MidAmerica managers are encouraging employees to proactively plan their time sooner rather than later due to transitional activities which will continue through the end of the year.
If an employee is offered a position with National City by July 31, 2007 and accepts the position, will he/she receive the 12-week retention bonus?
As stated in the May 11 issue of Transition News, if a displaced employee accepts a different position with National City or MidAmerica Bank, and the employee stays in the position that is eliminated until the official displacement date, the employee will receive the retention bonus. This is true regardless of WHEN the employee accepts the position. As a reminder, employees in positions being retained are not eligible for retention bonuses.
I currently work back office with MidAmerica Bank, with over seven years of retail banking experience. It was my choice to change my career path and work back office within the bank. With the experience that I have, will I be forced into working a position that I will not be happy in just because it’s a comparable position?
If an employee’s position is eliminated, he or she would not automatically be placed into a position outside of the current function. Once the employee is displaced, he or she would have the opportunity to apply for other positions outside of the current function.
As stated in the June 22 issue of Transition News, it is not the intention of National City to force employees into positions in other departments/lines of business outside their skills and interests. That is not beneficial to the employee or the company, and certainly not to the customer. So, we work carefully with employees to ensure that their skills and interests are matched to positions in which they can be successful, so National City can be successful as a company.
A-If a displaced employee chooses not to accept a comparable position that we believe would be a good fit for the employee, the employee will not be eligible for severance benefits.
B-If a displaced employee posts for a position that is not comparable, and is offered the position, then chooses not to accept the position, the employee will continue to be eligible for severance benefits.
I read in an earlier issue of Transition News something to the effect that an employee who primarily works on a bonus or commission structure will receive severance based upon the 12 month average prior to being let go. If I am displaced, will my severance pay be based upon my base or total income earned for the prior 12 months?
As stated in the May 11 issue of Transition News, for employees whose compensation is primarily commission-based, the determination is based on the average weekly commissions received during the 52-week period preceding the last day worked, with certain minimum and maximum criteria built into the plan.
MidAmerica Bank Transition News
July 9, 2007

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, National City Corporation has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
July 9, 2007